

May 9, 2012

<u>Via E-mail</u>
Michael J. Callahan
Executive Vice President, General Counsel and Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Re: Yahoo! Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed May 2, 2012 and May 4, 2012
File No. 000-28018

Dear Mr. Callahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Soliciting Materials filed May 2, 2012</u>

1.   We refer to the information from your website YahooForward.com filed as additional soliciting material on May 2nd, and the updated biographical information for Mr. Kenny filed on May 8th. Please provide support for your statement contained in these materials that at Publicis, Mr. Kenny "helped shape some of the most innovative and strategic marketing solutions for some of the world's biggest brands."

2.   We refer to the legend entitled "Important Additional Information" that appears at the bottom of the screen on your website YahooForward.com. This legend does not directly provide all of the information called for by Rule 14a-12(a)(1), but it includes a hyperlink to another page on the website that does appear to provide such information. Please tell us how you concluded that this presentation is consistent with the requirement that each written communication include the legends prescribed by Rule 14a-12(a)(1).

<u>Definitive Additional Soliciting Materials filed May 4, 2012</u>

3.   Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, it appears that your press statements dated May 3rd may not have been timely filed. Please advise, and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

      Please contact me at (202) 551-3483 with any questions. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

                          Sincerely,

                          /s/ Katherine Wray

                          Katherine Wray
                          Attorney-Advisor

cc: <u>Via-Email</u>
         Robert Plesnarski, O'Melveny & Myers LLP